SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57


                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                          Filed under section 33 of the
             Public Utility Holding Company Act of 1935, as amended


                           Flinders Labuan (No. 2) Ltd


                                       by


                                NRG Energy, Inc.


                          1221 NICOLLET MALL, SUITE 700
                              MINNEAPOLIS, MN 55403

          NRG Energy, Inc. ("NRG"), a Delaware corporation and majority owned subsidiary of Xcel Energy, Inc., a Minnesota corporation ("Xcel") and a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Act this Form U-57 for the purpose of notifying the Commission that Flinders Labuan (No. 2) Ltd, a company limited by shares organized under the laws of Labuan ("Flinders No. 2"), is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

          Flinders No. 2 does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither Flinders No. 2 nor any of its subsidiary companies is or will be a public utility operating within the United States.

                                     ITEM 1

Name and Business Address:

     Flinders Labuan (No. 2) Ltd
     Level 22
     307 Queen Street
     Brisbane, Queensland 4000
     Australia

Description of Facilities:

     Flinders No. 2 has formed a partnership with NRGenerating Holdings (No. 2) GmbH, a company organized under the laws of Switzerland, and Flinders Labuan (No.1) Ltd, a company limited by shares and organized under the laws of Labuan, to acquire interests in and operate two power stations owned by the government of South Australia, Australia. Under the agreements, Flinders No. 2 will receive a 25% interest in a 100-year lease of the 240-megawatt Playford Power Station and the 520-megawatt Northern Power Station, both located in Port Augusta, approximately 190 miles north of Adelaide, South Australia. Flinders No. 2 also will receive a 25% interest in a lease, for a period not to exceed 30-years, of fuel-related assets, including the Leigh Creek coal mine 175 miles north of the power stations and a dedicated rail line between the mine and the power stations. The partners of Flinders No. 2 will hold the remaining lease interests in the power stations and fuel-related assets.

     In addition, Flinders No. 2 and its partners will provide gas to, and purchase electricity from, a 190-megawatt South Australian co-generation facility owned by Osborn Cogeneration Pty Ltd, an unrelated limited liability company organized under the laws of Australia.

Ownership:

     Flinders No. 2 is a company limited by shares organized under the laws of Labuan. Flinders No. 2 is an indirect, wholly-owned subsidiary of NRG, which in turn is owned 82% by Xcel and 18% by the general public. Xcel is the registered holding company formed by the recent merger of Northern States Power Company, a Minnesota corporation ("NSP-MN") and New Century Energies, a Delaware corporation.


                                     ITEM 2

          The domestic associate public utility companies of Flinders No. 2 are:
NSP-MN; Northern States Power Company, a Wisconsin corporation ("NSP-WI"); Black Mountain Gas Company, a Minnesota corporation ("BMGC");1 Southwestern Public Service, a New Mexico corporation ("SPS"); Public Service Company of Colorado, a Colorado corporation ("PSCo"); and Cheyenne Light, Fuel and Power Company, a Wyoming corporation ("Cheyenne") (collectively, the "Associate Companies").

          No Associate Company has made an investment in, nor has any contractual relationship with, Flinders No. 2, nor is any such investment or contractual relationship contemplated.

---------------

1 BMGC was formed to own and operate the natural gas and propane services formerly operated by NSP-MN after its merger with Black Mountain Gas Company, an Arizona corporation. The spin-down of operations from NSP-MN to BMGC was approved by the Commission on August 16, 2000, in Holding Co. Act Release No. 27212 and is expected to occur in the immediate future.

          The Associate Companies are all subsidiaries of Xcel, a registered holding company, and therefore the certification of state commissions is not required under Section 33(a)(2) of the Act.

          The Commission is requested to mail copies of all correspondence relating to this Notification to:

         Shaun Messer
         NRG Asia-Pacific Ltd
         Level 22
         307 Queen Street
         Brisbane, Queensland 4000
         Australia

         Glenn J. Berger, Esq.
         W. Mason Emnett, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP
         1440 New York Ave. NW
         Washington, D.C.  20005


          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                        NRG Energy, Inc.



                                        By:  /s/ James J. Bender
                                             -----------------------------------
                                             Name: James J. Bender
                                             Title: Vice President & General
                                                    Counsel

Date:  August 23, 2000